Filed Pursuant to Rule 433

Dated November 18, 2020

Registration Statement No. 333-224830

Relating to Preliminary Prospectus Supplement

dated November 17, 2020 to

Prospectus dated May 10, 2018

5.125% Subordinated Debentures due 2060

Issuer:	CNO Financial Group, Inc.

Ratings (Moody’s / S&P / Fitch)*:	Ba1(S) / BB(S) / BB(S)

Security Type:	Subordinated Debentures

Par Amount:	$25.00

Size:	$150,000,000

Distribution:	Registered offering

Trade Date:	November 18, 2020

Settlement Date:

November 25, 2020 (T+5)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	November 25, 2060

Coupon:	5.125%

Optional Redemption:

The Issuer may elect to redeem the Debentures:

•                  in whole at any time or in part from time to time on or after November 25, 2025, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Debentures must remain outstanding after giving effect to such redemption;

•                  in whole, but not in part, at any time prior to November 25, 2025, within 90 days of the occurrence of a “tax event” or a “regulatory capital event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

•                  in whole, but not in part, at any time prior to November 25, 2025, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to 102% of their principal amount plus any accrued and unpaid interest to, but excluding, the date of redemption

Covenants:

The indenture under which the Debentures will be issued will contain covenants that will limit the ability of CNO Financial Group, Inc. and certain of its subsidiaries to consolidate, merge or sell, lease, transfer or otherwise dispose of its properties and assets substantially as an entirety.

Interest Payment Dates:	February 25, May 25, August 25, and November 25 of each year, commencing on February 25, 2021

Record Dates:

Interest payments on the Debentures will be made to the holders of record at the close of business on February 15, May 15, August 15 or November 15, as the case may be, immediately preceding such February 25, May 25, August 25 or November 25, whether or not a business day.

Optional Interest Deferral:

The Issuer has the right on one or more occasions to defer the payment of interest on the debentures for up to five consecutive years (each such period, an “optional deferral period”). During an optional deferral period, interest will continue to accrue at the interest rate on the debentures, compounded quarterly as of each interest payment date to the extent permitted by applicable law.

Expected Listing:	New York Stock Exchange

Proposed Symbol:	CNO PR A

Price to Public:	100%

Net Proceeds (before expenses):	$146,935,312.50

Underwriting Discounts & Commissions:	Institutional: 2.00% ($2,887,500.00 total) Retail: 3.15% ($177,187.50 total)

CUSIP / ISIN:	12621E 301 / US12621E3018

Joint Book-Running Managers:	BofA Securities, Inc. RBC Capital Markets, LLC Wells Fargo Securities, LLC

Co-Managers:	Goldman Sachs & Co. LLC KeyBanc Capital Markets Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, RBC Capital Markets, LLC toll free at (866) 375-6829 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.